UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-14878

Gerdau S.A.

Av. Dra. Ruth Cardoso, 8501, 8th floor

05425-070 São Paulo, São Paulo

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report and exhibit are incorporated by reference into the Registration Statement on Form F-3 of Gerdau S.A. (No. 333-287733), Gerdau Trade Inc. (No. 333-287733-02), Gerdau Açominas S.A. (No. 333-287733-03) and Gerdau Aços Longos S.A. (No. 333-287733-01), and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 1.1 — Underwriting Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2025

Gerdau S.A.

By:	/s/ Rafael Dorneles Japur
	Name:	Rafael Dorneles Japur
	Title:	Executive Vice-President, Chief Financial Officer and Investor Relations Officer